Exhibit 99.1

INDIVIOR PLC

SHARE REPURCHASE PROGRAM

WEEKLY REPORT

July 23, 2024

INDIVIOR PLC ("Indivior") announces that it purchased for cancellation a total of 107,411 of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc in the period from July 15, 2024, up to and including July 19, 2024, in connection with its $100m Share Repurchase Program. Aggregated information on the purchase of these shares can be found in the table below.

Following the purchase and cancellation of the above shares (including those purchased but not yet settled), Indivior has 133,788,520 ordinary shares of $0.50 each with voting rights in issue. There are no shares held in treasury.

The above figure (133,788,520) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Aggregated information

Trading Date	Trading Venue	Aggregated daily volume (number of shares)	Daily weighted average purchase price of the shares (p)
15/07/2024	LSE	13,754	786.66
15/07/2024	BATE	2,772	787.53
15/07/2024	CHIX	10,229	784.97
15/07/2024	AQUIS	1,094	778.39
16/07/2024	LSE	8,191	782.14
16/07/2024	BATE	3,756	779.09
16/07/2024	CHIX	10,188	781.09
16/07/2024	AQUIS	1,676	779.70
17/07/2024	LSE	7,767	795.77
17/07/2024	BATE	1,621	806.38
17/07/2024	CHIX	8,492	797.94
17/07/2024	AQUIS	301	794.00
18/07/2024	LSE	6,282	823.24
18/07/2024	BATE	2,421	815.43
18/07/2024	CHIX	7,318	822.19
18/07/2024	AQUIS	1,002	812.29
19/07/2024	LSE	5,224	798.55
19/07/2024	BATE	2,169	796.75
19/07/2024	CHIX	10,221	798.95
19/07/2024	AQUIS	2,933	797.87

Transaction details

In accordance with Article 5(1)(b) of the assimilated Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018 and Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior during the above period as part of the Share Repurchase Program can be found at www.indivior.com/en/investors/shareholder-information/share-repurchase-program.

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123